Letter of Consent

Pincock, Allen & Holt (“PAH”) refers to the Registration Statement on Form 40-F of First Majestic Silver Corp. (“First Majestic”) filed with the Securities and Exchange Commission (including all exhibits, the “Registration Statement”).

We hereby consent to the use the following technical reports of PAH:

1.	Technical Report for the La Parrilla Silver Mine, State of Durango, México, February 26, 2009 (Amended and Restated);

2.	Technical Report for the San Martín Silver Mine, State of Jalisco, México, February 26, 2009 (Amended and Restated);

3.	Technical Report for the La Encantada Silver Mine, Coahuila State, México, February 26, 2009 (Amended and Restated);

4.	Technical Report for the La Parrilla Silver Mine, State of Durango, México, February 16, 2009;

5.	Technical Report for the San Martín Silver Mine, State of Jalisco, México, January 15, 2009; and

6.	Technical Report for the La Encantada Silver Mine, Coahuila State, México, January 12, 2009 (Amended and Restated),

(the “Technical Reports”),

and the extract from, or the summary of, the Technical Reports contained in First Majestic’s press releases dated January 20, 2009, February 17, 2009 and February 26, 2009 and to the appearance of our name in the Registration Statement.

Yours very truly,

Per:
Ernest L. Bohnet, P.E., P.Eng.
V.P. Mining & Geological Services

Dated: November 23, 2010